1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date June 30, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 2007 ANNUAL GENERAL MEETING

The 2007 AGM of the Company was held on 27th June, 2008. All the resolutions set out in the Notice of AGM dated 9th May, 2008 were duly passed at the AGM.

The Company will distribute a final dividend of RMB0.170 per share (including tax) for the year ended 31st December 2007 to all of the Shareholders.

The Annual General Meeting of Yanzhou Coal Mining Company Limited (the “Company”) for the year 2007 (the “AGM”) was convened by the Company on 27th June, 2008 and all the resolutions set out in the notice of AGM dated 9th May, 2008 (the “Notice of AGM”) were duly passed at the AGM. The convening of the AGM and all resolutions at the AGM were passed in compliance with the Company Law of the People’s Republic of China (“PRC”) and the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles of Association”).

I. Convening and attendance of the AGM

(1) Convening of the AGM

1. Time: 8:30 a.m. on 27th June, 2008

2. Venue: Conference Room of Wai Zhao Building at 329 South Fushan Road, Zoucheng, Shandong Province, PRC

3. Method: Voting by poll

4. Convened by: The board of directors of the Company (“the Board”)

5. Chairman: Wang Xin, Chairman of the Board

(2) Attendance of the AGM

6 shareholders and proxies attended the AGM, representing 3,570,844,179 shares carrying voting rights or 72.60% of the total issued share capital of the Company, which was in compliance with the relevant legal requirements. Among which, 2,600,000,000 shares were domestic tradable shares subject to trading moratorium, 29,600 shares were domestic tradable shares not subject to trading moratorium and 970,814,579 shares were H shares. The number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM totalled 4,918,400,000 shares. There are no shares of the Company entitling the holder to attend and vote only against any of the resolutions at the AGM.

II. Resolutions considered and passed

The following resolutions have been considered and passed at the AGM by way of poll. The details of the resolutions are set out in the Notice of AGM:

As ordinary resolutions:

1. Approved the working report of the Board for the year ended 31st December, 2007;

2. Approved the working report of the supervisory committee of the Company for the year ended 31st December, 2007;

3. Approved the audited financial statements of the Company as at and for the year ended 31st December, 2007;

4. Approved the proposed profit distribution plan of the Company for the year ended 31 December, 2007 and the Board was authorized to distribute such dividends to the Shareholders;

The Company’s proposed profit distribution plan for the year 2007 was approved with a distribution of a cash dividend of RMB0.170 per share (including tax) to all of the Shareholders, totalling RMB836,100,000 (including tax) for the year 2007.

5. Approved the elections of non-independent directors of the fourth session of the Board for a term of three years effective from the conclusion of the AGM.

Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai were respectively re-elected as the non-independent directors of the Fourth session of the Board at the AGM.

Mr. Dong Yunqing was democratically elected as the employee representative director of the fourth session of the Board by the employees of the Company on 21st May, 2008.

6. Approved the elections of independent directors of the fourth session of the Board for a term of three years effective from the conclusion of the AGM.

Mr. Pu Hongjiu was re-elected and Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan were respectively elected as the independent directors of the fourth session of the Board at the AGM.

The Shanghai Stock Exchange made no objection to the qualifications of the candidates for the independent directors of the Company.

7. Approved the elections of non-employee representative supervisors of the fourth session of the supervisory committee of the Company.

Mr. Song Guo and Mr. Zhang Shengdong were re-elected and Mr. Zhou Shoucheng, and Ms. Zhen Ailan were elected as the non-employee representative supervisors of the fourth supervisory committee of the Company.

Mr. Wei Huanmin and Mr. Xu Bentai were democratically elected as the employee representative supervisors by the employees of the Company on 21st May, 2008.

8. Determined the remuneration of the directors and supervisors of the Company for the year ending 31st December, 2008;

9. Approved the purchase of liability insurance for the directors, the supervisors and the senior officers of the Company.

10. Approved the appointment of auditors of the Company for the year ending 31st December, 2008 and their remuneration.

Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. ceased to be the auditors of the Company for the year 2008. The Company has appointed Grant Thornton and ShineWing Certified Public Accountants as the

Company’s international and domestic auditors respectively for the year ending 31st December, 2008. The remuneration of the auditors for auditing and internal control evaluation will be RMB6,960,000 for the year ending 31st December 2008, and the Board was authorized to determine and make payment of other service fees (if any) to the auditors of the Company.

As Special Resolutions:

11. To authorize the Board to issue additional H shares of the Company, during the relevant period, in an amount not exceeding 20% of the total issued H shares of the Company as at the date of this resolution and to make appropriate amendments to the Articles of Association accordingly, if necessary.

12. To authorize the Board to repurchase the H shares of the Company, during the relevant period, in an amount not exceeding 10% of the total issued H shares of the Company as at the date of this resolution and to make appropriate amendments to the Articles of Association accordingly, if necessary.

Pursuant to the specific requirements for companies with both listed A shares and H shares, class meetings shall be convened respectively to obtain approvals from both of the holders of A shares and holders of H shares of such companies for the implementation of repurchase of the H shares. The Company will therefore issue the respective notices for convening the class meetings should the Company decide to implement the repurchase of its H shares.

The Company’s independent directors of the third session of the Board, namely Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, and Mr. Wang Quanxi, tendered a working report of the independent directors of the Company for the year ended 31st December 2007 at the AGM and reported the implementation of their duties in 2007.

Hong Kong Registrars Limited has appointed King & Wood (“King & Wood”), as the scrutineer for the purpose of vote-taking at the AGM.

III. Presence of lawyer

The Company has appointed King & Wood to witness the relevant matters at the AGM. King & Wood accepted such appointment and assigned Ms. Tang Lizi to attend the AGM. King & Wood issued a legal opinion concluding that the convening and the procedures for convening the AGM, and the voting by poll at the AGM were in compliance with the relevant requirements of the laws, regulations, the Rules for Shareholders Meeting of

Listed Companies and the Articles of Association; the eligibilities of the attendees and the convener of the AGM were valid and effective; the procedures and results for the voting were valid and effective and the resolutions passed at the AGM were valid and effective.

IV. Distribution of final dividends

Pursuant to resolution No. 4 of the AGM set out above and as authorized at the AGM, the Board will distribute a final dividend for the year 2007 to the following persons:

(1) holders of the Company’s domestic tradable shares (in the forms of tradable shares subject to trading moratorium and shares not subject to trading moratorium); and

(2) holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names were recorded on the Company’s register of holders of H share maintained in Hong Kong as of the close of business on Tuesday, 27th May, 2008.

Details of distribution of dividends are as follows:

(a) A final dividend of RMB0.170 per share of the Company (including tax) shall be distributed to the shareholders entitled to such dividends.

(b) Pursuant to Articles 246 and 247 of the Articles of Association, dividends payable to the Shareholders shall be declared in Renminbi. Dividends payable to holders of the Company’s domestic tradable shares shall be paid in Renminbi while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars. In case of dividends payable to holders of the Company’s H shares, the following formula shall apply:

Conversion formula for		Dividends per share in RMB
dividends per share	=
(Renminbi to Hong Kong dollar)		Average of the closing exchange rates for RMB to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent to the amount of dividends payable per H share of the Company, the average of the closing exchange rates for Renminbi to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend is Renminbi 0.8801= Hong Kong dollar 1.00. Accordingly, the amount of dividends which will be payable to the holders of H shares of the Company is Hong Kong dollar 0.193 per H share of the Company (including tax).

(c) The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay the Receiving Agent the final dividend declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividend will be paid by the Receiving Agent on or before 28th July, 2008 and will be dispatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at the risk of the holders of H shares of the Company.

(d) Details regarding the distribution of dividends for holders of the Company’s domestic tradable shares will be announced separately in the PRC.

Appendix: Yanzhou Coal Mining Company Limited – Voting Results in Relation to the Resolutions Passed at the 2007 Annual General Meeting

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 27th June, 2008

YANZHOU COAL MINING COMPANY LIMITED

VOTING RESULTS IN RELATION TO THE RESOLUTIONS PASSED AT THE 2007 ANNUAL GENERAL MEETING

	Resolution	No. of shares carrying voting rights	For			Against			Abstain
			No. of votes		Percentage(%)	No. of votes		Percentage(%)	No. of votes		Percentage(%)
1	To approve the working report of the Board for the year ended 31st December 2007	3,528,210,251	Total:	3,524,924,301	99.9069%	Total:	3,285,950	0.0931%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6918%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	924,894,701	26.2143%	H shares:	3,285,950	0.0931%	H shares:	—	—
2	To approve the working report of the supervisory committee of the Company for the year ended 31st December 2007	3,530,793,001	Total:	3,527,507,051	99.9069%	Total:	3,285,950	0.0931%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6379%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	927,477,451	26.2682%	H shares:	3,285,950	0.0931%	H shares:	—	—
3	To approve the audited financial statements of the Company as at and for the year ended 31st December, 2007	3,530,798,001	Total:	3,527,512,051	99.9069%	Total:	3,285,950	0.0931%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6377%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	927,482,451	26.2684%	H shares:	3,285,950	0.0931%	H shares:	—	—

4	To approve the proposed profit distribution plan of the Company for the year ended 31 December 2007	3,570,721,029	Total:	3,570,382,529	99.9905%	Total:	338,500	0.0095%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8144%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	970,352,929	27.1753%	H shares:	338,500	0.0095%	H shares:	—	—

5	To approve the elections of non-independent Directors of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited

(1)	To re-elect Mr. Wang Xin as a non-independent Director of the fourth session of the Board of the Company	3,532,290,508	Total:	3,405,985,089	96.4243%	Total:	126,305,419	3.5757%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6067%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	805,955,489	22.8168%	H shares:	126,305,419	3.5757%	H shares:	—	—

(2)	To re-elect Mr. Geng Jiahuai as a non-independent Director of the fourth session of the Board of the Company	3,532,270,508	Total:	3,391,011,016	96.0009%	Total:	141,259,492	3.9991%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6071%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	790,981,416	22.3930%	H shares:	141,259,492	3.9991%	H shares:	—	—

(3)	To re-elect Mr. Yang Deyu as a non-independent Director of the fourth session of the Board of the Company	3,543,747,008	Total:	3,391,037,516	95.6907%	Total:	152,709,492	4.3093%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.3687%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	791,007,916	22.3212%	H shares:	152,709,492	4.3093%	H shares:	—	—

(4)	To re-elect Mr. Shi Xuerang as a non-independent director of the fourth session of the Board of the Company	3,570,382,158	Total:	3,222,226,119	90.2488%	Total:	348,156,039	9.7512%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8214%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	622,196,519	17.4266%	H shares:	348,156,039	9.7512%	H shares:	—	—

(5)	To re-elect Mr. Chen Changchun as a non-independent Director of the fourth session of the Board of the Company	3,532,327,608	Total:	3,388,084,566	95.9165%	Total:	144,243,042	4.0835%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6059%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	788,054,966	22.3098%	H shares:	144,243,042	4.0835%	H shares:	—	—

(6)	To re-elect Mr. Wu Yuxiang as a non-independent Director of the fourth session of the Board of the Company	3,532,277,608	Total:	3,391,029,566	96.0012%	Total:	141,248,042	3.9988%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6069%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	790,999,966	22.3935%	H shares:	141,248,042	3.9988%	H shares:	—	—

(7)	To re-elect Mr. Wang Xinkun as a non-independent Director of the fourth session of the Board of the Company	3,532,305,508	Total:	3,391,041,016	96.0008%	Total:	141,264,492	3.9992%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6064%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	791,011,416	22.3936%	H shares:	141,264,492	3.9992%	H shares:	—	—

(8)	To re-elect Mr. Zhang Baocai as a non-independent Director of the fourth session of the Board of the Company	3,532,306,508	Total:	3,391,042,016	96.0008%	Total:	141,264,492	3.9992%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.6063%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	791,012,416	22.3937%	H shares:	141,264,492	3.9992%	H shares:	—	—
6	To approve the elections of the independent Directors of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited

(1)	To re-elect Mr. Pu Hongjiu as an independent Director of the fourth session of the Board of the Company	3,570,683,279	Total:	3,569,619,329	99.9702%	Total:	1,063,950	0.0298%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8152%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	969,589,729	27.1542%	H shares:	1,063,950	0.0298%	H shares:	—	—

(2)	To elect Mr. Zhai Xigui as an independent director of the fourth session of the Board of the Company	3,570,559,279	Total:	3,569,503,279	99.9704%	Total:	1,056,000	0.0296%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8177%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	969,473,679	27.1519%	H shares:	1,056,000	0.0296%	H shares:	—	—

(3)	To elect Mr. Li Weian as an independent Director of the fourth session of the Board of the Company	3,570,567,779	Total:	3,569,520,279	99.9707%	Total:	1,047,500	0.0293%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8176%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	969,490,679	27.1523%	H shares:	1,047,500	0.0293%	H shares:	—	—

(4)	To elect Mr. Wang Junyan as an independent Director of the fourth session of the Board of the Company	3,570,552,729	Total:	3,569,508,779	99.9708%	Total:	1,043,950	0.0292%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8179%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	969,479,179	27.1521%	H shares:	1,043,950	0.0292%	H shares:	—	—
7	To approve the elections of the non-employee representative Supervisors of the Fourth Session of the Supervisory Committee of the Company

(1)	To re-elect Mr. Song Guo as a non- employee representative Supervisor of the fourth session of the Supervisory Committee of the Company	3,570,566,779	Total:	3,560,937,829	99.7303%	Total:	9,628,950	0.2697%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8176%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	960,908,229	26.9119%	H shares:	9,628,950	0.2697%	H shares:	—	—

(2)	To elect Mr. Zhou Shoucheng as a non- employee representative Supervisor of the fourth session of the Supervisory Committee of the Company	3,570,552,779	Total:	3,560,948,829	99.7310%	Total:	9,603,950	0.2690%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8179%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	960,919,229	26.9123%	H shares:	9,603,950	0.2690%	H shares:	—	—

(3)	To re-elect Mr. Zhang Shengdong as a non-employee representative Supervisor of the fourth session of the Supervisory Committee of the Company	3,570,582,779	Total:	3,560,958,829	99.7305%	Total:	9,623,950	0.2695%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8173%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	960,929,229	26.9124%	H shares:	9,623,950	0.2695%	H shares:	—	—

(4)	To elect Ms. Zhen Ailan as a non-employee representative Supervisor of the fourth session of the Supervisory Committee of the Company	3,570,557,779	Total:	3,560,948,829	99.7309%	Total:	9,608,950	0.2691%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8178%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	960,919,229	26.9123%	H shares:	9,608,950	0.2691%	H shares:	—	—

8	To determine the remuneration of the Directors and Supervisors of the Company for the year ending 31st December 2008	3,546,174,261	Total:	3,545,637,111	99.9849%	Total:	537,150	0.0151%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.3185%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	945,607,511	26.6656%	H shares:	537,150	0.0151%	H shares:	—	—

9	To approve the purchase of liability insurance for the Directors, Supervisors and Senior Officers	3,360,286,945	Total:	3,048,051,943	90.7081%	Total:	312,235,002	9.2919%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	77.3743%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0009%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	448,022,343	13.3329%	H shares:	312,235,002	9.2919%	H shares:	—	—

10	Approved the appointment of auditors of the Company for the year 2008 and their remuneration	3,546,198,311	Total:	3,545,798,711	99.9887%	Total:	399,600	0.0113%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	73.3180%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	945,769,111	26.6699%	H shares:	399,600	0.0113%	H shares:	—	—

11	To authorize the Board to issue additional H shares of the Company, during the relevant period, in an amount not exceeding 20% of the total issued H shares of the Company as at the date of this resolution and to make appropriate amendments to the Articles of Association accordingly, if necessary.	3,569,885,229	Total:	3,015,932,236	84.4826%	Total:	553,952,993	15.5174%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8315%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	415,902,636	11.6503%	H shares:	553,952,993	15.5174%	H shares:	—	—

12	To authorize the Board to repurchase the H shares of the Company, during the relevant period, in an amount not exceeding 10% of the total issued H shares of the Company as at the date of this resolution and to make appropriate amendments to the Articles of Association accordingly, if necessary.	3,570,844,179	Total:	3,570,401,479	99.9876%	Total:	442,700	0.0124%	Total:	0	0.0000%
			Domestic tradable shares subject to trading moratorium:	2,600,000,000	72.8119%	Domestic tradable shares subject to trading moratorium:	0	0.0000%	Domestic tradable shares subject to trading moratorium:	0	0.0000%
			Domestic tradable shares not subject to trading moratorium:	29,600	0.0008%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%	Domestic tradable shares not subject to trading moratorium:	0	0.0000%
			H shares:	970,371,879	27.1749%	H shares:	442,700	0.0124%	H shares:	—	—

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310